



March 2, 2010

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 011/2010**

  Subject: Resignation of President

  Date: March 2, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

3/11

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2010

SH 011/2010

March 2, 2010

Subject: Resignation of President

To: The President
The Stock Exchange of Thailand

We would like to inform you that Ms. Nidchanun Santhaveesuk has resigned from the position of Executive Director and President due to health reasons, effective March 1, 2010 and the Company has appointed Mr. Somprasong Boonyachai as the acting President.



March 8, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 017/2010**

  Subject: Publication of the invitation letter for 2010 AGM on the Company's website.

  Date: March 8, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
March 8, 2010

SH 017/2010

March 8, 2010

Subject: Publication of the invitation letter for 2010 AGM on the Company's website.

To: The President
The Stock Exchange of Thailand

We would like to inform you that Board Meeting No. 2/2010 of Shin Corporation Plc, held on February 22, 2010, resolved to hold the Annual General Meeting of Shareholders for 2010 on April 9, 2010 at 10.00 a.m. at the Auditorium on the 9th floor of Shinawatra Tower 3, Viphavadi Rangsit Road, Chatuchak, Bangkok.

The invitation, agenda, purposes, rationales, board opinions and all supporting documents for this meeting are now available for public consideration on the company's website at www.shincorp.com. However, all these documents will be sent to the shareholders whose names appeared in the register of shareholders on March 9, 2010 onwards.



RECEIVED
2010 MAR 11 P 4:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 2, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 012/2010 and SH 014/2010**

  Subject: 1. Informing about the verdict of the Supreme Court in the section of criminal case of the politician is not binding on the Company and group of company.

  2. Report on the results of exercise of warrants (ESOP Grant IV and V) in February 2010

  Date: March 2, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2010

SH 012/2010

March 2, 2010

Subject: Informing about the verdict of the Supreme Court in the section of criminal case of the politician is not binding on the Company and group of company

To: The President
The Stock Exchange of Thailand

According to the verdict of the Supreme Court in the section of criminal case of the politician against Pol. Capt. Thaksin Shinawatra on 26 February 2010 which has statements mentioning about the undertaking between state agencies and the Company and referring to the name of the Company and group of company, the Company would like to clarify that the Company and group of company was not a defendant under the claim judged by the Supreme Court therefore the verdict is not binding on the Company and group of company.

Since the Company and group of company has been undertaking and operating with good faith in compliance with laws and terms and conditions of operating agreements and strictly under the Company's extensive corporate governance policy, the Company confides that the Company and group of company can clarify historical background, principles and rationales of the Company's actions in respect of those issues to the relevant authorities.

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
March 3, 2010

SH 014/2010

March 3, 2010

Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in February 2010

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant IV	Grant V
The number of warrants (units)	16,000,000	14,256,100
Issuing Date	May 31, 2005	July 31, 2006
Exercise Price (Baht/Share)	34.273	31.901
Exercise Ratio (warrant : common share)	1:1.21847	1 : 1.18115
Maturity of Warrants	5 years from the issuing date	

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant IV and V) in February 2010, as follows;

Outstanding of ESOP	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-
No. of remaining unexercised warrants (units)	16,000,000	14,256,100
No. of shares derived from this exercise (shares)	-	-
No. of remaining shares reserved for warrants (shares)	19,445,000	15,756,100